September 26, 2018

Elen Katz
Chairman and Chief Executive Officer
Rail Vision Ltd.
15 Ha'Tidhar Street
Ra'anana, 4366517 Israel

       Re: Rail Vision Ltd.
           Amendment No. 1 to
           Draft Registration Statement on Form F-1
           Submitted September 13, 2018
           CIK No. 1743905

Dear Mr. Katz:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-1 filed September 13, 2018

Capitalization Table, page 21

1. Please revise to provide the number of share capital authorized, issued and outstanding on an actual, pro forma and pro forma as adjusted basis for the period presented.
Certain Relationships, page 54

2. We note your statement that you do business with "other companies affiliated with [y]our principal shareholders" and that "such arrangements have been entered into in the ordinary
 Elen Katz
Rail Vision Ltd.
September 26, 2018
Page 2
         course of business." Please confirm that you have provided disclosure for all transactions required by Item 7.B of Form 20-F.
       You may contact Aamira Chaudhry at 202-551-3389 or Jean Yu at 202-551-3305 if you
have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or John Dana Brown at 202-551-3859 with any other questions.



FirstName LastNameElen Katz                                   Sincerely,
Comapany NameRail Vision Ltd.
                                                              Division of
Corporation Finance
September 26, 2018 Page 2                                     Office of
Transportation and Leisure
FirstName LastName